UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 2)

Thoughtworks Holding, Inc.

(Name of the Issuer)

Thoughtworks Holding, Inc.

Turing EquityCo II L.P.
Apax IX GP Co. Limited

Apax IX EUR GP L.P. Inc.

Apax IX EUR L.P.

Apax IX - AIV EUR L.P.

Apax IX EUR Co-Investment L.P.

Apax IX USD GP L.P. Inc.

Apax IX USD L.P.

Apax IX - AIV USD L.P.

Apax IX USD Co-Investment L.P.

Apax XI GP Co. Limited

Apax XI EUR GP L.P. Inc.

Apax XI USD GP L.P. Inc.

Apax XI (Guernsey) USD AIV L.P.

Apax XI EUR L.P.

Apax XI EUR 1 L.P.

Apax XI EUR SCSp

Apax XI USD L.P.

Apax XI USD 2 L.P.

Apax XI USD SCSp

Apax XI GP SARL

Tasmania Midco, LLC

Tasmania Merger Sub, Inc.

Tasmania Parent, Inc.

Tasmania Holdco, Inc.

Tasmania GP Co. Limited

Hobart Equity Holdco, LP

Erin Cummins

Rachel Laycock

Ramona Mateiu

Christopher Murphy

Michael Sutcliff

Sudhir Tiwari

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

88546E105

(CUSIP Number of Class of Securities)

Thoughtworks Holding, Inc. 200 East Randolph Street, 25th Floor Chicago, Illinois 60601 (312) 373-1000	Salim Nathoo Rohan Haldea c/o Apax Partners LLP 1 Knightsbridge London SW1X 7LX United Kingdom +44-20-7872-6300	Erin Cummins c/o Thoughtworks Holding, Inc. 200 East Randolph Street, 25th Floor Chicago, Illinois 60601 (312) 373-1000
Rachel Laycock c/o Thoughtworks Holding, Inc. 200 East Randolph Street, 25th Floor Chicago, Illinois 60601 (312) 373-1000	Ramona Mateiu c/o Thoughtworks Holding, Inc. 200 East Randolph Street, 25th Floor Chicago, Illinois 60601 (312) 373-1000	Christopher Murphy c/o Thoughtworks Holding, Inc. 200 East Randolph Street, 25th Floor Chicago, Illinois 60601 (312) 373-1000
Michael Sutcliff c/o Thoughtworks Holding, Inc. 200 East Randolph Street, 25th Floor Chicago, Illinois 60601 (312) 373-1000	Sudhir Tiwari c/o Thoughtworks Holding, Inc. 200 East Randolph Street, 25th Floor Chicago, Illinois 60601 (312) 373-1000

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

Eduardo Gallardo Paul Hastings LLP 200 Park Avenue New York, NY 10166 (212) 318-6000	Srinivas S. Kaushik, P.C. Joshua N. Korff, P.C. Kirkland & Ellis LLP 601 Lexington Avenue New York, NY 10022 (212) 446-4800

This statement is filed in connection with (check the appropriate box): ☐

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on Schedule 13E-3. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Amendment No, 2 (“Amendment No. 2) to the Transaction Statement on Schedule 13E-3 (as amended, the “Transaction Statement”) is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (1) Thoughtworks Holding, Inc., a Delaware corporation (“Thoughtworks” or the “Company”) and the issuer of the Common Stock, par value $0.001 per share (the “Company Common Stock”) that is the subject of the Rule 13e-3 transaction; (2) Turing EquityCo II L.P., a Guernsey limited partnership; (3) Apax IX GP Co. Limited, a Guernsey limited company; (4) Apax IX EUR GP L.P. Inc., a Guernsey incorporated limited partnership; (5) Apax IX EUR L.P., a Guernsey limited partnership (6) Apax IX - AIV EUR L.P, a Delaware limited partnership.; (7) Apax IX EUR Co-Investment L.P., a Guernsey limited partnership; (8) Apax IX USD GP L.P. Inc., a Guernsey incorporated limited partnership; (9) Apax IX USD L.P., a Guernsey limited partnership; (10) Apax IX - AIV USD L.P., a Delaware limited partnership; (11) Apax IX USD Co-Investment L.P., a Guernsey limited partnership; (12) Apax XI GP Co. Limited, a Guernsey limited company; (13) Apax XI EUR GP L.P. Inc., a Guernsey incorporated limited partnership; (14) Apax XI USD GP L.P. Inc., a Guernsey incorporated limited partnership; (15) Apax XI (Guernsey) USD AIV L.P., a Guernsey limited partnership; (16) Apax XI EUR L.P., a Guernsey limited partnership; (17) Apax XI EUR 1 L.P., a Guernsey limited partnership; (18) Apax XI EUR SCSp, a Luxembourg special limited partnership; (19) Apax XI USD L.P., a Guernsey limited partnership; (20) Apax XI USD 2 L.P., a Guernsey limited partnership; (21) Apax XI USD SCSp, a Luxembourg special limited partnership; (22) Apax XI GP SARL, a Luxembourg limited liability company; (23) Tasmania Midco, LLC, a Delaware limited liability company; (24) Tasmania Merger Sub, Inc., a Delaware corporation; (25) Tasmania Parent, Inc., a Delaware corporation; (26) Tasmania Holdco, Inc., a Delaware corporation; (27) Tasmania GP Co. Limited, a Guernsey limited company; (28) Hobart Equity Holdco, LP, a Guernsey limited partnership, ((2) through (28), the “Apax Filing Persons”); (29) Erin Cummins; (30) Rachel Laycock; (31) Ramona Mateiu; (32) Christopher Murphy; (33) Michael Sutcliff; and (34) Sudhir Tiwari.

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of August 5, 2024 (as amended or otherwise modified in accordance with its terms, the “Merger Agreement”), by and among the Company, Tasmania Midco, LLC, a Delaware limited liability company (“Parent”) and Tasmania Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”). Pursuant to the Merger Agreement, Merger Sub will merge with and into the Company, with the Company surviving such merger as a wholly owned subsidiary of Parent (the “Merger”). Parent and Merger Sub are affiliates of Turing EquityCo II L.P. (the “Significant Company Stockholder”), the holder of a majority of the issued and outstanding shares of Company Common Stock and an affiliate of certain investment funds advised by Apax Partners LLP (the transactions contemplated by the Merger Agreement, including the Merger, collectively, the “Transactions”).

Subject to the terms and conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of Company Common Stock issued and outstanding immediately prior to the Effective Time will be cancelled and converted into the right to receive $4.40 in cash, without interest thereon (the “Per Share Price”), less any applicable tax withholdings. However, the Per Share Price will not be paid, nor will any distribution be made, in respect of (1) any shares of the Company Common Stock that are held by us as treasury shares or owned directly or indirectly by Parent or Merger Sub immediately prior to the Effective Time, which at the Effective Time will automatically be cancelled and extinguished and (2) any shares of Company Common Stock outstanding immediately prior to the Effective Time and held by a holder who has neither voted in favor of the Merger nor consented to the Merger in writing and who has properly and validly exercised (and not withdrawn) their statutory rights of appraisal in respect of such shares in accordance with Section 262 (such shares, the “Dissenting Company Shares”). Treatment of outstanding equity awards under the Company’s equity incentive plans and award agreements is described in greater detail in the Information Statement (defined below) under the sections entitled “The Special Factors – Interests of our Directors and Executive Officers in the Merger” and “The Special Factors – Interests of our Directors and Executive Officers in the Merger.”

Parent has also entered into separate rollover agreements (each, a “Rollover Agreement”) with (1) Tasmania Parent, Inc. (“Topco”), which will become the indirect parent of the Company following the Merger, and certain of its affiliates, on the one hand, and (2) each of the Significant Company Stockholder and certain members of Company management (each holder, a “Rollover Stockholder”), on the other hand. Pursuant to the Rollover Agreements, on the closing date of the Merger prior to the Effective Time, all shares of Company Common Stock held by the Significant Company Stockholder and certain shares of Company Common Stock held by the other Rollover Stockholders (each, a “Rollover Share”) will be contributed to Topco in exchange for a number of newly issued shares of Topco (a “Topco Share”) having an aggregate value equal to the Per Share Price multiplied by the aggregate number of Rollover Shares. Each Rollover Stockholder who is a member of Company management also agreed to invest a portion of the after-tax proceeds that would otherwise be received by such Rollover Stockholder in the Merger in respect of certain Company equity awards in exchange for newly issued Topco Shares, and the assumption and conversion of certain Company equity awards into equity awards having comparable value that are convertible into Topco Shares, all in accordance with the terms of their Rollover Agreement.

As a result of the Merger Agreement and the Rollover Agreements, following the Merger the Company will be indirectly owned by the Rollover Stockholders. Other stockholders of the Company prior to the Effective Time will have no continuing interest in the Company, other than the right to receive the Per Share Price and rights of appraisal solely with respect to the Dissenting Company Shares. The Company Common Stock will cease to be listed on Nasdaq and registration of the Company Common Stock under the Exchange Act will be terminated and/or suspended.

As more fully described in the Information Statement, having undertaken a thorough review of, and carefully considered, information concerning the Merger, and a fairness opinion from Lazard, and after consulting with experienced, qualified and independent financial and legal advisors, a Special Committee of the Company’s board of directors comprised of Robert Brennan, Jane Chwick, William Parrett, and Roxanne Taylor (the “Special Committee”) unanimously: (1) determined that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement (together with the Merger, the “Transactions”), upon the terms and conditions set forth in the Merger Agreement and the applicable provisions of the DGCL, are advisable, fair to and in the best interests of the Company and the Unaffiliated Stockholders (as defined in the Information Statement), (2) recommended to our board of directors (the “Company Board”) that the Company Board (a) approve and declare advisable the Merger Agreement and the Transactions, including the Merger, and (b) determine that the Merger Agreement and the Transactions, including the Merger, are advisable, fair to and in the best interests of the Company and the Unaffiliated Stockholders, and (3) recommended that, subject to Company Board approval, the Company Board submit the Merger Agreement to the Company’s stockholders for their adoption by written consent in lieu of a meeting and recommend that the Company’s stockholders adopt the Merger Agreement in accordance with the DGCL.

Acting upon the recommendation of the Special Committee, the Company Board unanimously: (1) determined that the Merger Agreement and the Transactions, including the Merger, are advisable, fair to and in the best interests of the Company and the Company’s stockholders, including the Unaffiliated Stockholders, (2) approved and declared advisable the Merger Agreement and the Transactions, including the Merger, (3) approved and declared advisable the execution and delivery by the Company of the Merger Agreement, the performance by the Company of the covenants and agreements contained therein and the consummation of the Transactions, including the Merger, upon the terms and subject to the conditions contained therein, (4) directed that the adoption of the Merger Agreement be submitted to the Company’s stockholders for their adoption by written consent in lieu of a meeting, and (5) recommended that the Company’s stockholders adopt the Merger Agreement in accordance with the DGCL.

Concurrently with the filing of this Transaction Statement, Thoughtworks is filing a notice of written consent and appraisal rights and information statement (the “Information Statement”) under Regulation 14C of the Exchange Act with the SEC. A copy of the Information Statement is attached hereto as Exhibit (a)(1). A copy of the Merger Agreement is attached to the Information Statement as Annex A. As of the date hereof, the Information Statement is in preliminary form, and is subject to completion or amendment. Terms used but not defined in this Transaction Statement have the meanings assigned to them in the Information Statement. The consummation of the Merger and other Transactions requires the adoption of the Merger Agreement by affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote to adopt the Merger Agreement (the “Requisite Stockholder Approval”) pursuant to Section 228 and Section 251 of the DGCL. On August 5, 2024, following the execution and delivery of the Merger Agreement, the Significant Company Stockholder, who held shares of Company Common Stock representing approximately 61.2% of the voting power of the outstanding shares of Company Common Stock (i.e., based on 323,160,161 shares of Company Common Stock outstanding) as of August 4, 2024 (which was the record date for determining stockholders entitled to consent to the adoption of the Merger Agreement), delivered a written consent (the “Stockholder Consent”), which is attached to the Information Statement as Annex B, constituting the Requisite Stockholder Approval. No further approval of the holders of Company Common Stock is required to approve and adopt the Merger Agreement and the Transactions.

Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Information Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Information Statement and the annexes thereto. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Information Statement of the information required to be included in response to the items of Schedule 13E-3.

The information concerning Thoughtworks contained in, or incorporated by reference into, this Transaction Statement and the Information Statement was supplied by Thoughtworks. Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into, this Transaction Statement and the Information Statement was supplied by such Filing Person. No Filing Person, including Thoughtworks, is responsible for the accuracy of any information supplied by any other Filing Person.

ITEM 1.	SUMMARY TERM SHEET

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers about the Merger”

ITEM 2.	SUBJECT COMPANY INFORMATION

(a) Name and Address. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

“The Parties to the Merger Agreement”

(b) Securities. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers about the Merger”

“Market Information, Dividends and Certain Transactions in the Common Stock”

“Security Ownership of Certain Beneficial Owners and Management”

(c) Trading Market and Price. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

“Market Information, Dividends and Certain Transactions in the Common Stock”

(d) Dividends. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

“The Merger Agreement – Conduct of Business by the Company Prior to Consummation of the Merger”
“Market Information, Dividends and Certain Transactions in the Common Stock”

(e) Prior Public Offerings. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Market Information, Dividends and Certain Transactions in the Common Stock”

(f) Prior Stock Purchases. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

“Market Information, Dividends and Certain Transactions in the Common Stock”

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSONS

(a)–(c) Name and Address; Business and Background of Entities; Business and Background of Natural Persons. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“The Parties to the Merger Agreement”

“Directors, Executive Officers and Controlling Persons of the Company”

“Where You Can Find More Information”

ITEM 4.	TERMS OF THE TRANSACTION

(a)(1) Material Terms – Tender Offers. Not applicable.

(a)(2) Material Terms – Merger or Similar Transactions. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers about the Merger”

“The Special Factors – Background of the Merger”

“The Special Factors – Recommendation of the Special Committee; Reasons for the Merger

“The Special Factors – Recommendation of the Company Board; Reasons for the Merger”

“The Special Factors – Requisite Stockholder Approval for the Merger”

“The Special Factors – Opinion and Materials of Lazard”

“The Special Factors – Certain Company Financial Forecasts”

“The Special Factors – Position of the Company in Connection with the Merger under SEC “Going Private” Rules”

“The Special Factors – Position of the Apax Entities and Designated Executives in Connection with the Merger under SEC “Going Private” Rules”

“The Special Factors – Purposes and Reasons of the Company in Connection with the Merger”

“The Special Factors – Purposes and Reasons of the Designated Executives in Connection with the Merger”

“The Special Factors – Purposes and Reasons of the Apax Entities in Connection with the Merger”

“The Special Factors – Accounting Treatment”

“The Special Factors – Interests of our Directors and Executive Officers in the Merger”

“The Special Factors – Delisting and Deregistration of Company Common Stock”

“The Special Factors – Material U.S. Federal Income Tax Consequences of the Merger”

“The Merger Agreement”

“Annex A: The Merger Agreement”

“Annex C: Opinion of Lazard”

“Annex E: Turing Rollover Agreement”

“Annex F: Form of Rollover and Reinvestment Agreement”

(c) Different Terms. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers about the Merger”

“The Special Factors – Interests of our Directors and Executive Officers in the Merger”

“The Merger Agreement – Consideration to be Received in the Merger”

“The Merger Agreement – Treatment of Equity Awards in the Merger”

Annex E: Turing Rollover Agreement

Annex F: Form of Rollover and Reinvestment Agreement

(d) Appraisal Rights. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary – Appraisal Rights”

“Questions and Answers about the Merger”

“The Merger Agreement – Dissenting Company Shares”

“Appraisal Rights”

“Annex G: DGCL § 262 Appraisal Rights”

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers about the Merger”

“The Special Factors – Recommendation of the Special Committee; Reasons for the Merger”

“The Special Factors – Recommendation of the Company Board; Reasons for the Merger”

“The Special Factors – Position of the Company in Connection with the Merger under SEC “Going Private” Rules”

“The Special Factors – Position of the Apax Entities and Designated Executives in Connection with the Merger under SEC “Going Private” Rules”

“Appraisal Rights”

(f) Eligibility for Listing or Trading. Not applicable.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a) Transactions. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

“Market Information, Dividends and Certain Transactions in the Common Stock”
“Where You Can Find More Information”

(b)–(c) Significant Corporate Events; Negotiations or Contacts. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers about the Merger”

“The Special Factors – Background of the Merger”

“The Special Factors – Recommendation of the Special Committee; Reasons for the Merger”

“The Special Factors – Recommendation of the Company Board; Reasons for the Merger”

“The Special Factors – Requisite Stockholder Approval for the Merger”

“The Special Factors – Financing”

“The Special Factors – Position of the Company in Connection with the Merger under SEC “Going Private” Rules”

“The Special Factors – Position of the Apax Entities and Designated Executives in Connection with the Merger under SEC “Going Private” Rules”

“The Special Factors – Purposes and Reasons of the Company in Connection with the Merger”

“The Special Factors – Purposes and Reasons of the Designated Executives in Connection with the Merger”

“The Special Factors – Purposes and Reasons of the Apax Entities in Connection with the Merger”

“The Special Factors – Interests of our Directors and Executive Officers in the Merger”

“The Special Factors – Delisting and Deregistration of Company Common Stock”

“The Special Factors – Fees and Expenses”

“The Merger Agreement – Form and Effects of the Merger; Certificate of Incorporation and Bylaws; Directors and Officers”

“The Merger Agreement – Consummation and Effectiveness of the Merger”

“The Merger Agreement – Consideration to be Received in the Merger”

“The Merger Agreement – Treatment of Equity Awards in the Merger”

“The Merger Agreement – Stockholder Consent”

“The Merger Agreement – Financing of the Merger; Equity Commitment Letter”

“Market Information, Dividends and Certain Transactions in the Common Stock”

“Annex A: The Merger Agreement”

“Annex E: Turing Rollover Agreement”

“Annex F: Form of Rollover and Reinvestment Agreement”

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers about the Merger”

“The Special Factors – Background of the Merger”

“The Special Factors – Recommendation of the Special Committee; Reasons for the Merger”

“The Special Factors – Recommendation of the Company Board; Reasons for the Merger”

“The Special Factors – Requisite Stockholder Approval for the Merger”

“The Special Factors – Financing”

“The Special Factors – Position of the Company in Connection with the Merger under SEC “Going Private” Rules”

“The Special Factors – Position of the Apax Entities and Designated Executives in Connection with the Merger under SEC “Going Private” Rules”

“The Special Factors – Purposes and Reasons of the Company in Connection with the Merger”

“The Special Factors – Purposes and Reasons of the Designated Executives in Connection with the Merger”

“The Special Factors – Purposes and Reasons of the Apax Entities in Connection with the Merger”

“The Special Factors – Interests of our Directors and Executive Officers in the Merger”

“The Special Factors – Delisting and Deregistration of Company Common Stock”

“The Special Factors – Fees and Expenses”

“The Merger Agreement – Form and Effects of the Merger; Certificate of Incorporation and Bylaws; Directors and Officers”

“The Merger Agreement – Consummation and Effectiveness of the Merger”

“The Merger Agreement – Consideration to be Received in the Merger”

“The Merger Agreement – Treatment of Equity Awards in the Merger”

“The Merger Agreement – Stockholder Consent”

“The Merger Agreement – Financing of the Merger; Equity Commitment Letter”

“The Merger Agreement – Other Covenants and Agreements”

“Market Information, Dividends and Certain Transactions in the Common Stock”

“Annex A: The Merger Agreement”

“Annex E: Turing Rollover Agreement”

“Annex F: Form of Rollover and Reinvestment Agreement”

Director Nomination Agreement, dated as of September 17, 2021, by and among the Company and the other signatories party thereto, attached hereto as Exhibit (d)(vi).

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(b) Use of Securities Acquired. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers about the Merger”

“The Special Factors – Delisting and Deregistration of Company Common Stock”

“The Special Factors – Plans for the Company After the Merger”

“The Merger Agreement – Form and Effects of the Merger; Certificate of Incorporation and Bylaws; Directors and Officers”

“The Merger Agreement – Consideration to be Received in the Merger”

“The Merger Agreement – Treatment of Equity Awards in the Merger”

(c)(1)–(8) Plans. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers about the Merger”

“The Special Factors – Background of the Merger”

“The Special Factors – Recommendation of the Special Committee; Reasons for the Merger”

“The Special Factors – Recommendation of the Company Board; Reasons for the Merger”

“The Special Factors – Position of the Company in Connection with the Merger under SEC “Going Private” Rules”

“The Special Factors – Position of the Apax Entities and Designated Executives in Connection with the Merger under SEC “Going Private” Rules”

“The Special Factors – Purposes and Reasons of the Company in Connection with the Merger”

“The Special Factors – Purposes and Reasons of the Designated Executives in Connection with the Merger”

“The Special Factors – Purposes and Reasons of the Apax Entities in Connection with the Merger”

“The Special Factors – Delisting and Deregistration of Company Common Stock”

“The Special Factors – Plans for the Company After the Merger”

“The Special Factors – Fees and Expenses”

“The Special Factors – Interests of our Directors and Executive Officers in the Merger”

“The Merger Agreement”

“Annex A: The Merger Agreement”

“Annex E: Turing Rollover Agreement”

“Annex F: Form of Rollover and Reinvestment Agreement”

ITEM 7.	PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

(a) Purposes. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“The Special Factors – Background of the Merger”

“The Special Factors – Recommendation of the Special Committee; Reasons for the Merger”

“The Special Factors – Recommendation of the Company Board; Reasons for the Merger”

“The Special Factors – Position of the Company in Connection with the Merger under SEC “Going Private” Rules”

“The Special Factors – Position of the Apax Entities and Designated Executives in Connection with the Merger under SEC “Going Private” Rules”

“The Special Factors – Purposes and Reasons of the Company in Connection with the Merger”

“The Special Factors – Purposes and Reasons of the Designated Executives in Connection with the Merger”

“The Special Factors – Purposes and Reasons of the Apax Entities in Connection with the Merger”

“The Special Factors – Plans for the Company After the Merger”

(b) Alternatives. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“The Special Factors – Background of the Merger”

“The Special Factors – Recommendation of the Special Committee; Reasons for the Merger”

“The Special Factors – Recommendation of the Company Board; Reasons for the Merger”

“The Special Factors – Opinion and Materials of Lazard”

“The Special Factors – Purposes and Reasons of the Company in Connection with the Merger”

“The Special Factors – Position of the Apax Entities and Designated Executives in Connection with the Merger under SEC “Going Private” Rules”

“The Special Factors – Alternatives to the Merger”

(c) Reasons. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“The Special Factors – Background of the Merger”

“The Special Factors – Recommendation of the Special Committee; Reasons for the Merger”

“The Special Factors – Recommendation of the Company Board; Reasons for the Merger”

“The Special Factors – Position of the Company in Connection with the Merger under SEC “Going Private” Rules”

“The Special Factors – Position of the Apax Entities and Designated Executives in Connection with the Merger under SEC “Going Private” Rules”

“The Special Factors – Purposes and Reasons of the Company in Connection with the Merger”

“The Special Factors – Purposes and Reasons of the Designated Executives in Connection with the Merger”

“The Special Factors – Purposes and Reasons of the Apax Entities in Connection with the Merger”

(d) Effects. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers about the Merger”

“The Special Factors – Background of the Merger”

“The Special Factors – Recommendation of the Special Committee; Reasons for the Merger”

“The Special Factors – Recommendation of the Company Board; Reasons for the Merger”

“The Special Factors – Financing”

“The Special Factors – Position of the Company in Connection with the Merger under SEC “Going Private” Rules”

“The Special Factors – Position of the Apax Entities and Designated Executives in Connection with the Merger under SEC “Going Private” Rules”

“The Special Factors – Purposes and Reasons of the Company in Connection with the Merger”

“The Special Factors – Purposes and Reasons of the Designated Executives in Connection with the Merger”

“The Special Factors – Purposes and Reasons of the Apax Entities in Connection with the Merger”

“The Special Factors – The Company’s Net Book Value and Net Earnings”

“The Special Factors – Accounting Treatment”

“The Special Factors – Interests of our Directors and Executive Officers in the Merger”

“The Special Factors – Delisting and Deregistration of Company Common Stock”

“The Special Factors – Plans for the Company After the Merger”

“The Special Factors – Material U.S. Federal Income Tax Consequences of the Merger”

“The Special Factors – Fees and Expenses”

“The Merger Agreement – Form and Effects of the Merger; Certificate of Incorporation and Bylaws; Directors and Officers”

“The Merger Agreement – Consummation and Effectiveness of the Merger”

“The Merger Agreement – Consideration to be Received in the Merger”

“The Merger Agreement – Treatment of Equity Awards in the Merger”

“The Merger Agreement – Dissenting Company Shares”

“The Merger Agreement – Directors’ and Officers’ Indemnification and Insurance”

“The Merger Agreement – Financing of the Merger; Equity Commitment Letter”

“The Merger Agreement – Continuing Employee Matters”

“Appraisal Rights”

“Annex A: The Merger Agreement”

“Annex E: Turing Rollover Agreement”

“Annex F: Form of Rollover and Reinvestment Agreement”

“Annex G: DGCL § 262 Appraisal Rights”

Equity Commitment Letter, dated as of August 5, 2024 by and among Apax XI EUR L.P., Apax XI EUR 1 L.P., APAX XI EUR SCSp, Apax XI USD L.P., Apax XI USD 2 L.P. and APAX XI USD SCSp and Parent, attached hereto as Exhibit (b)(i).

ITEM 8.	FAIRNESS OF THE TRANSACTION

(a)–(b) Fairness; Factors Considered in Determining Fairness. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers about the Merger”

“The Special Factors – Background of the Merger”

“The Special Factors – Recommendation of the Special Committee; Reasons for the Merger”

“The Special Factors – Recommendation of the Company Board; Reasons for the Merger”

“The Special Factors – Opinion and Materials of Lazard”

“The Special Factors – Position of the Company in Connection with the Merger under SEC “Going Private” Rules”

“The Special Factors – Position of the Apax Entities and Designated Executives in Connection with the Merger under SEC “Going Private” Rules”

“The Special Factors – Purposes and Reasons of the Company in Connection with the Merger”

“The Special Factors – Purposes and Reasons of the Designated Executives in Connection with the Merger”

“The Special Factors – Purposes and Reasons of the Apax Entities in Connection with the Merger”

“The Special Factors – Interests of our Directors and Executive Officers in the Merger”

“Annex C: Opinion of Lazard”

The confidential discussion materials prepared by Lazard Frères & Co. LLC and provided to the Special Committee, dated May 10, 2023, May 26, 2023, May 30, 2023, June 15, 2023, June 30, 2023, April 26, 2024, May 8, 2024, May 13, 2024, May 16, 2024, May 30, 2024, June 4, 2024, June 10, 2024 (regarding a discounted cash flow analysis), June 10, 2024 (regarding sensitivity analyses), June 18, 2024, June 19, 2024, July 1, 2024, August 1, 2024 and August 4, 2024, are attached hereto as Exhibits (c)(ii) through and including (c)(xix) and, in each case, are incorporated by reference herein.

(c) Approval of Security Holders. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers about the Merger”

“The Special Factors – Background of the Merger”

“The Special Factors – Recommendation of the Special Committee; Reasons for the Merger”

“The Special Factors – Recommendation of the Company Board; Reasons for the Merger”

“The Special Factors – Requisite Stockholder Approval for the Merger”

“The Merger Agreement – Stockholder Consent”

“Annex A: The Merger Agreement”

“Annex B: Stockholder Consent”

(d) Unaffiliated Representative. Not applicable.

(e) Approval of Directors. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers about the Merger”

“The Special Factors – Background of the Merger”

“The Special Factors – Recommendation of the Company Board; Reasons for the Merger”

“The Special Factors – Position of the Company in Connection with the Merger under SEC “Going Private” Rules”

“The Special Factors – Position of the Apax Entities and Designated Executives in Connection with the Merger under SEC “Going Private” Rules”

“The Special Factors – Purposes and Reasons of the Company in Connection with the Merger”

(f) Other Offers. The information set forth in the Information Statement under the following captions is incorporated by reference:

“Summary”

“The Special Factors – Background of the Merger”

“The Special Factors – Recommendation of the Company Board; Reasons for the Merger”

“The Special Factors – Position of the Company in Connection with the Merger under SEC “Going Private” Rules”

“The Special Factors – Position of the Apax Entities and Designated Executives in Connection with the Merger under SEC “Going Private” Rules”

“The Merger Agreement – No Solicitation; Superior Proposal and Adverse Recommendation Change”

ITEM 9.	REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

(a)–(c) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“The Special Factors – Background of the Merger”

“The Special Factors – Recommendation of the Company Board; Reasons for the Merger”

“The Special Factors – Recommendation of the Special Committee; Reasons for the Merger”

“The Special Factors – Opinion and Materials of Lazard”

“The Special Factors – Analyses of Goldman Sachs, Financial Advisor to Topco”

“The Special Factors – Certain Company Financial Forecasts”

“The Special Factors – Position of the Company in Connection with the Merger under SEC “Going Private” Rules”

“The Special Factors – Position of the Apax Entities and Designated Executives in Connection with the Merger under SEC “Going Private” Rules”

“Annex C: Opinion of Lazard”

The confidential discussion materials prepared by Lazard Frères & Co. LLC and provided to the Special Committee, dated May 10, 2023, May 26, 2023, May 30, 2023, June 15, 2023, June 30, 2023, April 26, 2024, May 8, 2024, May 13, 2024, May 16, 2024, May 30, 2024, June 4, 2024, June 10, 2024 (regarding a discounted cash flow analysis), June 10, 2024 (regarding sensitivity analyses), June 18, 2024, June 19, 2024, July 1, 2024, August 1, 2024 and August 4, 2024, are attached hereto as Exhibits (c)(ii) through and including (c)(xix) and, in each case, are incorporated by reference herein.

The confidential discussion materials prepared by Goldman Sachs & Co. LLC and provided to certain representatives of the Apax Filing Persons, dated March 21, 2024, May 9, 2024 and May 14, 2024, are attached hereto as Exhibits (c)(xx) through and including (c)(xxii) and, in each case, are incorporated by reference herein.

The reports, opinions or appraisals referenced in this Item 9 are filed herewith or incorporated by reference herein and will be made available for inspection and copying at the principal executive offices of Thoughtworks during its regular business hours by any interested holder of Company Common Stock or representative who has been designated in writing, and copies may be obtained by requesting them in writing from Thoughtworks at the email address provided under the caption “Where You Can Find More Information” in the Information Statement, which is incorporated herein by reference.

ITEM 10.	SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

(a)–(b) Source of Funds; Conditions. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers about the Merger”

“The Special Factors – Financing”

“The Special Factors – Position of the Apax Entities and Designated Executives in Connection with the Merger under SEC “Going Private” Rules”

“The Merger Agreement – Consummation and Effectiveness of the Merger”

“The Merger Agreement – Financing of the Merger; Equity Commitment Letter”

“Annex A – The Merger Agreement”

(c) Expenses. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

“The Special Factors – Fees and Expenses”

(d) Borrowed Funds.

“Summary”

“The Special Factors – Financing”

“The Merger Agreement – Financing of the Merger; Equity Commitment Letter”

ITEM 11.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a) Securities Ownership. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

“Summary”

“Directors, Executive Officers and Controlling Persons of the Company”

“Security Ownership of Certain Beneficial Owners and Management”

(b) Securities Transactions. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“The Special Factors – Background of the Merger”

“The Special Factors – Interests of our Directors and Executive Officers in the Merger”

“The Merger Agreement”

“Market Information, Dividends and Certain Transactions in the Common Stock”

“Annex A: The Merger Agreement”

“Annex E: Turing Rollover Agreement”

“Annex F: Form of Rollover and Reinvestment Agreement”

ITEM 12.	THE SOLICITATION OR RECOMMENDATION

(d) Intent to Tender or Vote in a Going-Private Transaction. On August 5, 2024, following the execution and delivery of the Merger Agreement, the Significant Company Stockholder, who held shares of Company Common Stock representing approximately 61.2% of the voting power of the outstanding shares of Company Common Stock (i.e., based on 323,160,161 shares of Company Common Stock outstanding) as of August 4, 2024 (which was the record date for determining stockholders entitled to consent to the adoption of the Merger Agreement), delivered the Stockholder Consent, which is attached to the Information Statement as Annex B, constituting the Requisite Stockholder Approval. No further approval of the holders of Company Common Stock is required to approve and adopt the Merger Agreement and the Transactions. To the Company’s knowledge, no executive officer, director or affiliate of the Company currently intends to sell any shares of Company Common Stock owned by him or her prior to the consummation of the Merger.

(e) Recommendations of Others. Not applicable.

ITEM 13.	FINANCIAL STATEMENTS

(a) Financial Statements. The audited financial statements set forth in Thoughtworks’ Annual Report on Form 10-K for the fiscal year ended December 31, 2023, originally filed on February 27, 2024, are incorporated by reference herein (see pages 56 to 90 therein). The unaudited financial statements set forth in Thoughtworks’ Quarterly Report on Form 10-Q for the period ended June 30, 2024, originally filed on August 6, 2024, are incorporated by reference herein (see pages 6 to 19 therein). The information is set forth in the Information Statement under the following caption is incorporated herein by reference:

“Summary Financial Information”

“Market Information, Dividends and Certain Transactions in the Common Stock”

“Where You Can Find More Information”

(b) Pro Forma Information. Not applicable.

ITEM 14.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

(a) Solicitations or Recommendations. Not applicable.

(b) Employees and Corporate Assets. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers about the Merger”

“The Special Factors – Background of the Merger”

“The Special Factors – Recommendation of the Special Committee; Reasons for the Merger”

“The Special Factors – Recommendation of the Company Board; Reasons for the Merger”

“The Special Factors – Opinion and Materials of Lazard”

“The Special Factors – Interests of our Directors and Executive Officers in the Merger”

“The Special Factors – Fees and Expenses”

ITEM 15.	ADDITIONAL INFORMATION

(b) Golden Parachute Compensation. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

“The Special Factors – Interests of our Directors and Executive Officers in the Merger”

(c) Other Material Information. The information set forth in the Information Statement, including all annexes thereto, is incorporated herein by reference.

ITEM 16.	EXHIBITS

The following exhibits are filed herewith:

Exhibit No.
(a)(i)	Preliminary Information Statement of Thoughtworks Holding, Inc, incorporated herein by reference to the Information Statement.
(a)(ii)	Notice of Written Consent and Appraisal Rights (included in the Information Statement and incorporated herein by reference).
(b)(i)	Equity Commitment Letter, dated as of August 5, 2024 by and among Apax XI EUR L.P., Apax XI EUR 1 L.P., APAX XI EUR SCSp, Apax XI USD L.P., Apax XI USD 2 L.P., APAX XI USD SCSp and Tasmania Midco, LLC.
(c)(i)	Opinion of Lazard Frères & Co. LLC, dated August 4, 2024 (included as Annex C to the Information Statement and incorporated herein by reference).
(c)(ii)	Confidential discussion materials prepared by Lazard Frères & Co. LLC for the Special Committee of the Board of Directors of Thoughtworks Holdings, Inc., dated May 10, 2023.
(c)(iii)	Confidential discussion materials prepared by Lazard Frères & Co. LLC for the Special Committee of the Board of Directors of Thoughtworks Holdings, Inc., dated May 26, 2023.
(c)(iv)	Confidential discussion materials prepared by Lazard Frères & Co. LLC for the Special Committee of the Board of Directors of Thoughtworks Holdings, Inc., dated May 30, 2023.
(c)(v)	Confidential discussion materials prepared by Lazard Frères & Co. LLC for the Special Committee of the Board of Directors of Thoughtworks Holdings, Inc., dated June 15, 2023.
(c)(vi)	Confidential discussion materials prepared by Lazard Frères & Co. LLC for the Special Committee of the Board of Directors of Thoughtworks Holdings, Inc., dated June 30, 2023.
(c)(vii)	Confidential discussion materials prepared by Lazard Frères & Co. LLC for the Special Committee of the Board of Directors of Thoughtworks Holdings, Inc., dated April 26, 2024.
(c)(viii)	Confidential discussion materials prepared by Lazard Frères & Co. LLC for the Special Committee of the Board of Directors of Thoughtworks Holdings, Inc., dated May 8, 2024.
(c)(ix)	Confidential discussion materials prepared by Lazard Frères & Co. LLC for the Special Committee of the Board of Directors of Thoughtworks Holdings, Inc., dated May 13, 2024.
(c)(x)	Confidential discussion materials prepared by Lazard Frères & Co. LLC for the Special Committee of the Board of Directors of Thoughtworks Holdings, Inc., dated May 16, 2024.
(c)(xi)	Confidential discussion materials prepared by Lazard Frères & Co. LLC for the Special Committee of the Board of Directors of Thoughtworks Holdings, Inc., dated May 30, 2024.
(c)(xii)	Confidential discussion materials prepared by Lazard Frères & Co. LLC for the Special Committee of the Board of Directors of Thoughtworks Holdings, Inc., dated June 4, 2024.

(c)(xiii)	Confidential discussion materials prepared by Lazard Frères & Co. LLC for the Special Committee of the Board of Directors of Thoughtworks Holdings, Inc., dated June 10, 2024 (regarding a discounted cash flow analysis).
(c)(xiv)	Confidential discussion materials prepared by Lazard Frères & Co. LLC for the Special Committee of the Board of Directors of Thoughtworks Holdings, Inc., June 10, 2024 (regarding sensitivity analyses).
(c)(xv)	Confidential discussion materials prepared by Lazard Frères & Co. LLC for the Special Committee of the Board of Directors of Thoughtworks Holdings, Inc., dated June 18, 2024.
(c)(xvi)	Confidential discussion materials prepared by Lazard Frères & Co. LLC for the Special Committee of the Board of Directors of Thoughtworks Holdings, Inc., dated June 19, 2024.
(c)(xvii)	Confidential discussion materials prepared by Lazard Frères & Co. LLC for the Special Committee of the Board of Directors of Thoughtworks Holdings, Inc., dated July 1, 2024.
(c)(xviii)	Confidential discussion materials prepared by Lazard Frères & Co. LLC for the Special Committee of the Board of Directors of Thoughtworks Holdings, Inc., dated August 1, 2024.
(c)(xix)	Confidential discussion materials prepared by Lazard Frères & Co. LLC for the Special Committee of the Board of Directors of Thoughtworks Holdings, Inc., dated August 4, 2024.
(c)(xx)	Confidential discussion materials prepared by Goldman Sachs & Co. LLC for certain representatives of the Apax Filing Persons, dated March 21, 2024.
(c)(xxi)	Confidential discussion materials prepared by Goldman Sachs & Co. LLC for certain representatives of the Apax Filing Persons, dated May 9, 2024.
(c)(xxii)	Confidential discussion materials prepared by Goldman Sachs & Co. LLC for certain representatives of the Apax Filing Persons, dated May 14, 2024.
(d)(i)	Agreement and Plan of Merger, dated August 5, 2024, by and among, Tasmania Midco, LLC, Tasmania Merger Sub, Inc. and Thoughtworks Holding, Inc. (included as Annex A to the Information Statement and incorporated herein by reference).
(d)(ii)	Turing Rollover Agreement (included as Annex E to the Information Statement and incorporated herein by reference).
(d)(iii)*	Form of Rollover and Reinvestment Agreement (included as Annex F to the Information Statement and incorporated herein by reference).
(d)(iv)	Amendment to Thoughtworks Inc. Employment Agreement, dated as of July 31, 2024, by and between Thoughtworks Inc. and Michael R. Sutcliff.
(d)(v)*	Investment Agreement, dated as of August 5, 2024, by and between Tasmania Parent, Inc. and Michael Sutcliff.
(d)(vi)	Director Nomination Agreement, dated as of September 17, 2021, by and among the Company and the other signatories party thereto, incorporated herein by reference to Exhibit 10.10 in the quarterly report on Form 10-Q of Thoughtworks Holding, Inc. filed with the SEC on November 15, 2021.
(d)(vii)	Thoughtworks Inc. Employment Agreement, dated as of May 2, 2024, by and between Thoughtworks Inc. and Michael R. Sutcliff, incorporated herein by reference to Exhibit 10.1 in the quarterly report on Form 10-Q of Thoughtworks Holding, Inc. filed with the SEC on August 6, 2024.
(f)	Section 262 of the General Corporation Law of the State of Delaware (included as Annex G to the Information Statement and incorporated herein by reference).
(g)	None.
107	Filing Fee Table.

*	Schedule or exhibit omitted pursuant to Item 1016 of Regulation M-A. The Company agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of October 10, 2024

THOUGHTWORKS HOLDING, INC.

By:	/s/ Michael Sutcliff
	Name:	Michael Sutcliff
	Title:	Chief Executive Officer

TURING EQUITYCO II L.P.

By:	Turing GP Co. Limited
Its:	General Partner

By:	/s/ Mark Babbe
	Name:	Mark Babbe
	Title:	Director

APAX IX GP CO. LIMITED

By:	/s/ Jeremy Latham
	Name:	Jeremy Latham
	Title:	Director

By:	/s/ Victoria Merrien
	Name:	Victoria Merrien
	Title:	Authorised Signatory for and on behalf of Apax Partners Guernsey Limited as Company Secretary to Apax IX GP Co. Limited

APAX IX EUR GP L.P. INC.

By:	Apax IX GP Co. Limited
Its:	General Partner

By:	/s/ Jeremy Latham
	Name:	Jeremy Latham
	Title:	Director

By:	/s/ Victoria Merrien
	Name:	Victoria Merrien
	Title:	Authorised Signatory for and on behalf of Apax Partners Guernsey Limited as Company Secretary to Apax IX GP Co. Limited

[Signature Page to SC 13E-3]

APAX IX EUR L.P.

By:	Apax IX EUR GP L.P. Inc.
Its:	General Partner

By:	Apax IX GP Co. Limited
Its:	General Partner

By:	/s/ Jeremy Latham
	Name:	Jeremy Latham
	Title:	Director

By:	/s/ Victoria Merrien
	Name:	Victoria Merrien
	Title:	Authorised Signatory for and on behalf of Apax Partners Guernsey Limited as Company Secretary to Apax IX GP Co. Limited

APAX IX – AIV EUR L.P.

By:	Apax IX EUR GP L.P. Inc.
Its:	General Partner

By:	Apax IX GP Co. Limited
Its:	General Partner

By:	/s/ Jeremy Latham
	Name:	Jeremy Latham
	Title:	Director

By:	/s/ Victoria Merrien
	Name:	Victoria Merrien
	Title:	Authorised Signatory for and on behalf of Apax Partners Guernsey Limited as Company Secretary to Apax IX GP Co. Limited

[Signature Page to SC 13E-3]

APAX IX EUR CO-INVESTMENT L.P.

By:	Apax IX EUR GP L.P. Inc.
Its:	General Partner

By:	Apax IX GP Co. Limited
Its:	General Partner

By:	/s/ Jeremy Latham
	Name:	Jeremy Latham
	Title:	Director

By:	/s/ Victoria Merrien
	Name:	Victoria Merrien
	Title:	Authorised Signatory for and on behalf of Apax Partners Guernsey Limited as Company Secretary to Apax IX GP Co. Limited

APAX IX USD GP L.P. INC.

By:	Apax IX GP Co. Limited
Its:	General Partner

By:	/s/ Jeremy Latham
	Name:	Jeremy Latham
	Title:	Director

By:	/s/ Victoria Merrien
	Name:	Victoria Merrien
	Title:	Authorised Signatory for and on behalf of Apax Partners Guernsey Limited as Company Secretary to Apax IX GP Co. Limited

APAX IX USD L.P.

By:	Apax IX USD GP L.P. Inc.
Its:	General Partner

By:	Apax IX GP Co. Limited
Its:	General Partner

By:	/s/ Jeremy Latham
	Name:	Jeremy Latham
	Title:	Director

By:	/s/ Victoria Merrien
	Name:	Victoria Merrien
	Title:	Authorised Signatory for and on behalf of Apax Partners Guernsey Limited as Company Secretary to Apax IX GP Co. Limited

[Signature Page to SC 13E-3]

APAX IX – AIV USD L.P.

By:	Apax IX USD GP L.P. Inc.
Its:	General Partner

By:	Apax IX GP Co. Limited
Its:	General Partner

By:	/s/ Jeremy Latham
	Name:	Jeremy Latham
	Title:	Director

By:	/s/ Victoria Merrien
	Name:	Victoria Merrien
	Title:	Authorised Signatory for and on behalf of Apax Partners Guernsey Limited as Company Secretary to Apax IX GP Co. Limited

APAX IX USD CO-INVESTMENT L.P.

By:	Apax IX USD GP L.P. Inc.
Its:	General Partner

By:	Apax IX GP Co. Limited
Its:	General Partner

By:	/s/ Jeremy Latham
	Name:	Jeremy Latham
	Title:	Director

By:	/s/ Victoria Merrien
	Name:	Victoria Merrien
	Title:	Authorised Signatory for and on behalf of Apax Partners Guernsey Limited as Company Secretary to Apax IX GP Co. Limited

APAX XI GP CO. LIMITED

By:	/s/ Simon Cresswell
	Name:	Simon Cresswell
	Title:	Director

By:	/s/ Victoria Merrien
	Name:	Victoria Merrien
	Title:	Authorised Signatory for and on behalf of Apax Partners Guernsey Limited as Company Secretary to Apax XI GP Co. Limited

[Signature Page to SC 13E-3]

APAX XI EUR GP L.P. INC.

By:	Apax XI GP Co. Limited
Its:	General Partner

By:	/s/ Simon Cresswell
	Name:	Simon Cresswell
	Title:	Director

By:	/s/ Victoria Merrien
	Name:	Victoria Merrien
	Title:	Authorised Signatory for and on behalf of Apax Partners Guernsey Limited as Company Secretary to Apax XI GP Co. Limited

APAX XI USD GP L.P. INC.

By:	Apax XI GP Co. Limited
Its:	General Partner

By:	/s/ Simon Cresswell
	Name:	Simon Cresswell
	Title:	Director

By:	/s/ Victoria Merrien
	Name:	Victoria Merrien
	Title:	Authorised Signatory for and on behalf of Apax Partners Guernsey Limited as Company Secretary to Apax XI GP Co. Limited

APAX XI (GUERNSEY) USD AIV L.P.

By:	Apax XI USD GP L.P. Inc.
Its:	General Partner

By:	Apax XI GP Co. Limited
Its:	General Partner

By:	/s/ Simon Cresswell
	Name:	Simon Cresswell
	Title:	Director

By:	/s/ Victoria Merrien
	Name:	Victoria Merrien
	Title:	Authorised Signatory for and on behalf of Apax Partners Guernsey Limited as Company Secretary to Apax XI GP Co. Limited

[Signature Page to SC 13E-3]

APAX XI EUR L.P.

By:	Apax XI EUR GP L.P. Inc.
Its:	General Partner

By:	Apax XI GP Co. Limited
Its:	General Partner

By:	/s/ Simon Cresswell
	Name:	Simon Cresswell
	Title:	Director

By:	/s/ Victoria Merrien
	Name:	Victoria Merrien
	Title:	Authorised Signatory for and on behalf of Apax Partners Guernsey Limited as Company Secretary to Apax XI GP Co. Limited

APAX XI EUR 1 L.P.

By:	Apax XI EUR GP L.P. Inc.
Its:	General Partner

By:	Apax XI GP Co. Limited
Its:	General Partner

By:	/s/ Simon Cresswell
	Name:	Simon Cresswell
	Title:	Director

By:	/s/ Victoria Merrien
	Name:	Victoria Merrien
	Title:	Authorised Signatory for and on behalf of Apax Partners Guernsey Limited as Company Secretary to Apax XI GP Co. Limited

APAX XI EUR SCSP

By:	Apax XI GP SARL
Its:	Managing General Partner

By:	/s/ Geoffrey Limpach
	Name:	Geoffrey Limpach
	Title:	Manager

By:	/s/ Pedro Gouveia Fernandes Das Neves
	Name:	Pedro Gouveia Fernandes Das Neves
	Title:	Manager

[Signature Page to SC 13E-3]

APAX XI USD L.P.

By:	Apax XI USD GP L.P. Inc.
Its:	General Partner

By:	Apax XI GP Co. Limited
Its:	General Partner

By:	/s/ Simon Cresswell
	Name:	Simon Cresswell
	Title:	Director

By:	/s/ Victoria Merrien
	Name:	Victoria Merrien
	Title:	Authorised Signatory for and on behalf of Apax Partners Guernsey Limited as Company Secretary to Apax XI GP Co. Limited

APAX XI USD 2 L.P.

By:	Apax XI USD GP L.P. Inc.
Its:	General Partner

By:	Apax XI GP Co. Limited
Its:	General Partner

By:	/s/ Simon Cresswell
	Name:	Simon Cresswell
	Title:	Director

By:	/s/ Victoria Merrien
	Name:	Victoria Merrien
	Title:	Authorised Signatory for and on behalf of Apax Partners Guernsey Limited as Company Secretary to Apax XI GP Co. Limited

[Signature Page to SC 13E-3]

APAX XI USD SCSP

By:	Apax XI GP SARL
Its:	Managing General Partner

By:	/s/ Geoffrey Limpach
	Name:	Geoffrey Limpach
	Title:	Manager

By:	/s/ Pedro Gouveia Fernandes Das Neves
	Name:	Pedro Gouveia Fernandes Das Neves
	Title:	Manager

Apax XI GP SARL

By:	/s/ Geoffrey Limpach
	Name:	Geoffrey Limpach
	Title:	Manager

By:	/s/ Pedro Gouveia Fernandes Das Neves
	Name:	Pedro Gouveia Fernandes Das Neves
	Title:	Manager

TASMANIA MIDCO, LLC

By:	/s/ Marc Henckel
	Name:	Marc Henckel
	Title:	President and Secretary

TASMANIA MERGER SUB, INC.

By:	/s/ Marc Henckel
	Name:	Marc Henckel
	Title:	Vice President and Secretary

TASMANIA HOLDCO, INC.

By:	/s/ Marc Henckel
	Name:	Marc Henckel
	Title:	President

[Signature Page to SC 13E-3]

TASMANIA PARENT, INC.

By:	/s/ Marc Henckel
	Name:	Marc Henckel
	Title:	Vice President and Secretary

TASMANIA GP CO. LIMITED

By:	/s/ Mark Babbe
	Name:	Mark Babbe
	Title:	Director

HOBART EQUITY HOLDCO, LP

By:	Tasmania GP Co. Limited
Its:	General Partner

By:	/s/ Mark Babbe
	Name:	Mark Babbe
	Title:	Director

ERIN CUMMINS

/s/ Erin Cummins
Name:	Erin Cummins

RACHEL LAYCOCK

/s/ Rachel Laycock
Name:	Rachel Laycock

RAMONA MATEIU

/s/ Ramona Mateiu
Name:	Ramona Mateiu

CHRISTOPHER MURPHY

/s/ Christopher Murphy
Name:	Christopher Murphy

MICHAEL SUTCLIFF

/s/ Michael Sutcliff
Name:	Michael Sutcliff

SUDHIR TIWARI

/s/ Sudhir Tiwari
Name:	Sudhir Tiwari

[Signature Page to SC 13E-3]